

November 2, 2010

By U.S. Mail and Facsimile to: (415) 975-6871

Richard D. Levy
Executive Vice President and Controller
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94163

   Re: **Wells Fargo & Company**
       Form 10-K for Fiscal Year Ended December 31, 2009
       Form 10-Q for Fiscal Quarter Ended March 31, 2010
       Filed February 26, 2010
       File No. 001-02979

Dear Mr. Levy:

  We have reviewed your letter filed on August 4, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

December 31, 2009 Form 10-K

General

1. Your Form 10-K does not include any information on direct or indirect contacts with Iran, Sudan, or Syria. As you know, those countries are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated business activities related to, or contacts with, Iran, Sudan, and Syria since your letters to the staff dated January 13, 2006, March 15, 2006, and June 2, 2006, in which you discuss your customer ties to the

referenced countries. In this regard, we note from the website of your subsidiary, Wells Fargo Insurance Services USA, Inc., that its subsidiary, Wells Fargo Global Broker Network, LLC, has offices that service Sudan and Syria.

Your response should address both direct contacts and contacts through subsidiaries, affiliates, or other indirect arrangements. It should describe any services or funds you may have provided to individuals and institutions of those countries, directly or indirectly, since your above letters, the uses made of the funds received, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments since your letters.

2. Please discuss the materiality of any business activities in, and other contacts with, Iran, Sudan, and Syria, described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan, or Syria.

June 30, 2010 Form 10-Q

Note 10. Guarantees and Legal Actions

3. We note from press reports that in August 2010, a federal judge ordered you to pay over $200 million to compensate customers alleged to have been improperly charged overdraft fees. Please tell us the following:

    a. Have you recorded a litigation charge in the 3rd quarter? If so, please tell us the amount recorded.

    b. Will you receive a tax deduction for any payments?

    c. Will you discuss this ruling in your September 30, 2010 Form 10-Q?

    d. Does this ruling impact your materiality assessment for your litigation disclosure?

e. Are there other implications of the ruling? For example, does this mean you will need to stop charging certain fees?   Is there related litigation which based on this ruling is more likely to negatively impact your future financial results?

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief